ExxonMobil Corporation (XOM)

Vote FOR: Item #9 – Report on Lobbying

ExxonMobil Annual General Meeting on May 27, 2020

Contact:	Mary Minette, Mercy Investment Services, mminette@mercyinvestments.org
Tim Smith, Boston Trust Walden, tsmith@bostontrustwalden.com

April 30, 2020

To ExxonMobil Shareholders:

Mercy Investment Services urges shareholders to vote FOR Item 9, Report on Lobbying at the ExxonMobil Shareholder Meeting on May 27, 2020.

The proposal, Item 9, calls on ExxonMobil to prepare a report, to be updated annually, disclosing:

1)	ExxonMobil’s policies and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications;

2)	the Company’s payments for direct and indirect lobbying, or grassroots lobbying communications, including amounts and recipients; and

3)	the management’s and Board’s decision-making process and oversight for making such lobbying payments.

Investors participating in the Climate Action 100+ representing $41 trillion in assets are asking ExxonMobil1 and other companies to align its lobbying activities with the goals of the Paris agreement.

We are concerned that the Company’s current public policy disclosures are inadequate. Although ExxonMobil provides the basic lobbying disclosures required by law, its current website lobbying disclosures omit critical information—particularly its state lobbying and trade association and social welfare organization involvement, including its undisclosed trade association and social welfare organization payments that are used for lobbying.

During these uncertain times with the global spread of COVID-19 and the potentially devastating economic impacts, transparency and accountability of corporate lobbying activities and expenditures are especially important.

Reputation: Corporate Reputation Is an Important Component of Shareholder Value

•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[2] And the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[3]

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1 http://www.climateaction100.org/

2 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

3 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

•	According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies, and executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[4] According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[5]

•	It its 10-K, ExxonMobil acknowledges its reputation as an important corporate asset in its list of risk factors that could adversely affect shareholder value by making “it more difficult for us to compete successfully for new opportunities, obtain necessary regulatory approvals, obtain financing, or could reduce consumer demand for our branded products.”[6] The 2019 Harris Reputation Quotient ranked ExxonMobil 77th in reputation of the 100 most visible companies in the United States.[7]

Federal Lobbying – ExxonMobil Spends Millions Each Year

•	ExxonMobil spent $9.75 million on lobbying in 2019.[8]

•	And since 2010, ExxonMobil has spent more than $120 million on federal lobbying.

State Lobbying – Information on ExxonMobil’s Signficant Spending Difficult to Obtain

•	Finding lobbying disclosure at the state level has been described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information for many states.[9]

•	ExxonMobil’s state-level lobbying spending is significant. According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, ExxonMobil spent over $3.3 million between 2012 and 2015.[10]

•	In California, ExxonMobil spent $4,226,747 on lobbying from 2010 – 2019.[11]

•	In New Jersey, ExxonMobil spent $930,912 on lobbying from 2010 – 2019.[12]

International Lobbying - ExxonMobil Avoids EU Lobbying Ban for Climate Deception

•	Exxon also lobbies abroad, reportedly spending between €3,250,000 - €3,499,999 on lobbying in Europe in 2019.[13]

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4 “Reputation Risk,” The Conference Board, 2007, p. 6.

5 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

6 ExxonMobil 2019 Form 10-K, February 26, 2020, p. 5.

7 The Harris Poll, “2019 Reputation Quotient Ratings,” https://www.axios.com/axios-harris-poll-corporate-reputations-bcc0c03d-0bb5-4eb1-b591-4622bb4b01ed.html, accessed April 16, 2020.

8 OpenSecrets.org, “ExxonMobil”, https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2019&id=D000000129, accessed April 16, 2020.

9 Nathan Layne, “Wal-Mart improves lobbying disclosure after shareholder push,” Reuters, May 13, 2015.

10 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 29. The study examined the largest 100 S&P 500 companies, adjusted for sector distribution.

11 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146592&session=2019&view=activity

12 https://www.elec.state.nj.us/publicinformation/gaa_annual.htm

13 https://lobbyfacts.eu/representative/0054adb6abae42b7baa2f889f183bae7/exxonmobil-petroleum-chemical

•	In 2019, ExxonMobil was at risk of being banned from lobbying in the EU because of the “company’s climate deception,”[14] but the European Parliament decided against revoking ExxonMobil’s lobbying badges after determining the company had not been formally invited to attend a hearing on climate denial communication held in March.[15]

Controversial Climate Lobbying

•	A March 2019 InfluenceMap report found that ExxonMobil and the other four major oil firms have spent $1 billion on lobbying and climate-related branding since the Paris agreement. The report gave ExxonMobil an ‘E’ for its climate policy score, noting that ExxonMobil claims to support a carbon tax as long as it is revenue neutral, yet has “failed to disclose the specific messaging conveyed to policymakers” through its lobbying.[16]

Trade Association Blind Spot

•	Corporations contribute millions to trade associations that lobby indirectly on their behalf. Trade associations spend hundreds of millions on lobbying. For example, the U.S. Chamber of Commerce spent more than $1.5 billion on federal lobbying since 1998.

•	Exxon fails to disclose its trade association memberships, and does not disclose its trade association payments, nor the portions used for lobbying.

•	Through research, we found that ExxonMobil is a member of the American Chemistry Council, the American Fuel & Petrochemical Manufacturers, the American Petroleum Institute, the Business Roundtable, the Consumer Energy Alliance, the National Association of Manufacturers and the Natural Gas Supply Association, which together spent $53.1 million on lobbying for 2019.[17]

•	ExxonMobil is also a member of the Western States Petroleum Association, which spent $8,825,525 on lobbying in California in 2019.[18]

•	And while ExxonMobil discloses making a total of $390,000 contributions[19] to the U.S. Chamber of Commerce Foundation in 2018, which is the Chamber of Commerce’s charitable group, shareholders have no way of knowing Exxon’s payments to the Chamber itself, or how much of these payments are being used to lobby on its behalf.

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14 “EU Considers Banning Exxon Lobbying Because of Company’s Climate Deception,” Climate Liability News, March 21, 2019, https://www.climateliabilitynews.org/2019/03/21/eu-parliament-exxon-climate-deception/.

15 EU Parliament Lets Exxon Keep Lobbying Despite Skipping Climate Deception Hearing, Climate Liability News, April 16, 2019, https://www.climateliabilitynews.org/2019/04/16/european-union-parliament-exxon-climate-deception/.

16 “Big Oil’s Real Agenda on Climate Change,” Influence Map, March 2019, https://influencemap.org/report/How-Big-Oil-Continues-to-Oppose-the-Paris-Agreement-38212275958aa21196dae3b76220bddc.

17 OpenSecrets.org, (American Chemistry Council, https://www.americanchemistry.com/Membership/MemberCompanies/#RegularMembers, $7,630,000, American Fuel & Petrochemical Manufacturers, https://www.afpm.org/about-us/leadership, $3,194,109, American Petroleum Institute, http://www.api.org/membership/members, $7,080,000, the Business Roundtable, https://www.businessroundtable.org/about-us/members, $19,990,000, Consumer Energy Alliance, https://consumerenergyalliance.org/about/our-members/, $360,000, National Association of Manufacturers, https://www.nam.org/About/Board-of-Directors/, $14,610,000 and Natural Gas Supply Association, https://www.ngsa.org/ngsa-member-companies/, $300,000).

18 https://www.wspa.org/about/; http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1147195&view=activity&session=2019.

19 https://corporate.exxonmobil.com/-/media/Global/Files/worldwide-giving/2018-Worldwide-Giving-Report.pdf

Exxon’s Trade Association Lobbying Misalignment Risks on Climate and COVID-19

•	Investors are concerned undisclosed trade association lobbying may pose reputational risks when it contradicts a company’s public positions, resulting in a values misalignment. For ExxonMobil, this risk is largest on the issue of climate lobbying.

•	ExxonMobil supports the Paris climate agreement,[20] yet was named by InfluenceMap as one of the top three global corporations lobbying against effective climate policy.[21]

•	And while Exxon now support efforts to combat climate change and the Paris Climate Accord, the Chamber of Commerce has consistently lobbied against effective climate change regulations.[22]

•	Other areas where Exxon faces possible risks from misaligned lobbying by its trade associations include the critical issue of the current COVID-19 response, as well as the BRT Statement on the Purpose of the Corporation.

•	While ExxonMobil is assisting COVID-19 recovery and relief efforts by joining with the Global Center for Medical Innovation “to rapidly redesign and manufacture reusable personal protection equipment for health care workers, such as face shields and masks, which are in short supply as a result of the COVID-19 pandemic,[23] the Chamber of Commerce has lobbied against the Administration’s use of the Defense Production Act.[24]
•	And ExxonMobil signed the Business Roundtable Statement on the Purpose of the Corporation[25] to be responsible to all stakeholders, yet the BRT is lobbying to limit the right of shareholders to file resolutions.[26]

ExxonMobil’s Peers Are Reviewing and Reporting Trade Association Lobbying Alignment

•	Companies have begun producing reports which assess the alignment between company positions, including on climate change, and the positions and lobbying of their key trade associations.[27] Examples of companies producing reports include companies like Equinor[28] and ExxonMobil’s listed industry peers BP,[29] Shell[30] and Total.[31] Shell noted it was important that “our participation in industry associations is consistent with our views. That means ensuring that the industry associations we belong to do not undermine our support for the Paris Agreement goal to limit the rise in global average temperatures.”[32]

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20 “We supported the Paris Agreement for this reason. It explicitly recognized that dealing with climate change is a global challenge and it demands a global response.” ExxonMobil Chairman and CEO Darren Woods speech, June 26, 2018, https://corporate.exxonmobil.com/news/newsroom/speeches/2018/0626_world-gas-conference-opening-plenary; “ExxonMobil supports the Paris Agreement as an effective framework for addressing the risks of climate change.” March 22, 2017 ExxonMobil letter to G. David Banks, White House, https://corporate.exxonmobil.com/-/media/global/files/climate-change/pwt-response-to-banks.pdf.

21 “Corporate Carbon Policy Footprint,” Influence Map, September 2017.

22 https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members

23 https://corporate.exxonmobil.com/News/Newsroom/News-releases/2020/0402_ExxonMobil-joins-Global-Center-to-expedite-medical-innovation-for-PPE

24 https://www.nytimes.com/2020/03/22/us/politics/coronavirus-trump-defense-production-act.html

25 https://opportunity.businessroundtable.org/wp-content/uploads/2019/08/BRT-Statement-on-the-Purpose-of-a-Corporation-with-Signatures.pdf

26 https://www.cnn.com/2019/11/08/investing/shareholder-rights-proxy-proposals/index.html

27 https://www.washingtonpost.com/climate-environment/2020/02/25/bp-pull-out-trade-groups-over-climate-policies/

28 https://www.equinor.com/en/how-and-why/sustainability/policy-expectations.html

29 https://www.bp.com/en/global/corporate/news-and-insights/bp-magazine/bp-releases-trade-associations-report.html

30 https://www.shell.com/media/news-and-media-releases/2019/shell-publishes-reports-on-industry-associations-sustainability.html

31 https://www.total.com/media/news/press-releases/2019-climate-report-total-reviews-its-membership-industry-associations-line-their-climate-stance

32 “Industry Associations Climate Review,” Shell, April 2, 2019, https://www.shell.com/sustainability/transparency/public-advocacy-and-political-activity.html.

GRI Signatories Are Reporting Significant Lobbying and Public Policy Issues

•	Many companies are also signatories to the Global Reporting Initiative (GRI) and use the standards to help guide its sustainability reporting, and ExxonMobil’s sustainability report reflects elements of the GRI reporting guidelines.[33]
•	GRI Standard 415: Public Policy[34] “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”
•	Under GRI Standard 415, a company “should report:
o	(1) the significant issues that are the focus of its participation in public policy development and lobbying;
o	(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”
•	This means GRI-reporting companies should be disclosing the significant issues it lobbies on and any differences between its lobbying positions and company positions.
•	Yet while ExxonMobil uses the GRI for sustainability reporting, it fails to report ‘any differences between its lobbying positions and any stated policies, goals, or other public positions’ under GRI Standard 415.

Broad International Support for Lobbying Transparency

•	The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.[35]

•	In May 2018, the Principles for Responsible Investment (PRI) launched a new guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with company positions.[36]

•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.[37]

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33 https://corporate.exxonmobil.com/Community-engagement/Sustainability-Report/Content-index

34 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

35 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

36 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

37 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

•	And in September 2019, a $6.5 trillion coalition of 200 investors wrote Exxon and 46 other large companies urging them to align their climate lobbying with the goals of the Paris Agreement and warning that lobbying activities that are inconsistent with meeting climate goals are an investment risk.[38] The investors called on Exxon to publicly report on how it is meeting a set of Investor Expectations on Corporate Climate Lobbying,[39] which includes full public transparency of lobbying activities.

•	The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[40]

ExxonMobil Has Its Lobbying Information and Could Easily Report It to Shareholders

•	The Board claims that “existing disclosure laws provide consistent transparency for all parties involved in the political process.” But ExxonMobil’s existing practices fail to provide a unified disclosure report to shareholders capturing its federal and state lobbying payments, including through its trade associations, as requested here. ExxonMobil is required to report its federal and state lobbying and already has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

The well-documented reputational risks of ExxonMobil’s lobbying and its inadequate lobbying disclosure policy highlight the critical need for ExxonMobil to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

We urge you to vote FOR Item 9, the shareholder proposal requesting a report on ExxonMobil’s lobbying expenditures.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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38 https://www.ceres.org/news-center/press-releases/200-investors-call-us-companies-align-climate-lobbying-paris-agreement

39 https://www.ceres.org/sites/default/files/INVESTOR%20EXPECTATIONS%20ON%20CORPORATE%20LOBBYING%20ON%20CLIMATE%20CHANGE%209.19.pdf

40 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm